Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2015 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and as adopted by the European Union, have been condensed or omitted. All share and per share data in this report, including those relating to the warrants, gives retrospective effect to the bonus issuance of shares in the ratio of 3:1 of our authorized, issued and outstanding shares, which was effective on January 13, 2015.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing of our Phase 3 study of once-weekly TransCon human growth hormone;

•	our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our prodrug product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file Investigational New Drug Applications for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our prodrug product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our prodrug product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates;

•	our commercialization, marketing and manufacturing capabilities;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section in our Annual Report on Form 20-F for the year ended December 31, 2015 — “Item 3.D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a clinical stage biopharmaceutical company utilizing our TransCon technology to address significant unmet medical needs in rare diseases by improving parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience. We are developing our lead product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In August 2016, we initiated our Phase 3 registration trial for TransCon hGH in children with GHD based on the positive results from a six-month Phase 2 study that evaluated the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. Using our TransCon technology, we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. In addition to TransCon hGH, we have developed a pipeline of long-acting prodrug product candidates such as TransCon Parathyroid Hormone (PTH) for the treatment of hyperparathyroidism, TransCon C-Type Natriuretic Peptide (CNP) for achondroplasia and TransCon Treprostinil for the treatment of pulmonary arterial hypertension. Our technology has also been applied to develop product candidates through collaborations, including TransCon Peptides, for the treatment of diabetes, partnered with Sanofi, and TransCon Ranibizumab, in the field of ophthalmology, partnered with Genentech.

We commenced operations in December 2007 when we acquired Complex Biosystems GmbH, the company that invented the TransCon technology. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we sold 6,900,000 American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering (“IPO”) at a price of $18.00 per ADS, for aggregate gross proceeds to us of $124.2 million, equivalent to €109.5 million at the date of closing.

We had a net loss of €33.8 million for the six months ended June 30, 2016. Our total equity was €90.9 million as of June 30, 2016 compared to €120.3 million as of December 31, 2015. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

Results of Operations

Comparison of the three months ended June 30, 2016 and 2015 (unaudited):

	Three Months Ended June 30,
	2016	2015
	(EUR’000)
Revenue	1,136	1,943
Research and development costs	(13,279)	(12,641)
General and administrative expenses	(2,669)	(2,144)

Operating profit / (loss)	(14,812)	(12,842)
Finance income	1,453	5
Finance expenses	—	(2,486)

Profit / (loss) before tax	(13,359)	(15,323)

Tax on profit / (loss) for the period	74	284

Net profit / (loss) for the period	(13,285)	(15,039)

Revenue

The following table summarizes our revenue for the three months ended June 30, 2016 and 2015 (unaudited):

	Three Months Ended June 30,
	2016	2015
	(EUR’000)
Revenue from the rendering of services	391	695
License income	745	1,248

Total revenue	1,136	1,943

Total revenue for the three months ended June 30, 2016 was €1.1 million, a decrease of €0.8 million, or 42%, compared to total revenue of €1.9 million for the three months ended June 30, 2015. This change was primarily due to a decrease of €0.7 million in revenue from our collaboration with Genentech, primarily caused by an extension of the period over which the license income will be recognized, and a decrease of €0.1 million in revenue from our collaboration with Sanofi due to fewer services rendered by us.

As of June 30, 2016, we had deferred income of €1.6 million arising from our collaboration agreement with Genentech compared to €3.1 million as of December 31, 2015. This deferred income will be recognized as revenue as we and our collaboration partner progress our development projects.

Research and Development Costs

Research and development costs were €13.3 million for the three months ended June 30, 2016, an increase of €0.7 million, or 6%, compared to research and development costs of €12.6 million for the three months ended June 30, 2015. External costs related to our TransCon hGH project decreased by €2.7 million to €6.1 million for the three months ended June 30, 2016 as compared to the three months ended June 30, 2015. The higher costs in the three months ended June 30, 2015 reflected the costs of our Phase 2 pediatric study for which we reported positive top-line results in July 2015. External costs related to our TransCon Treprostinil project decreased by €0.6 million, whereas costs to our early stage projects increased by €1.0 million. Other research and development costs increased by approximately €3.0 million, primarily because of an increase in personnel costs of €2.5 million due to an increase in number of employees in research and development functions, but also general increases of €0.5 million in other costs, including travel, facility and information technology related to the increase in employee headcount. Research and development costs included non-cash share-based compensation of €1.0 million for the three months ended June 30, 2016 and €0.1 million for the three months ended June 30, 2015.

General and Administrative Expenses

General and administrative expenses were €2.7 million for the three months ended June 30, 2016, an increase of €0.6 million, or 25%, compared to general and administrative expenses of €2.1 million for the three months ended June 30, 2015. The increase is primarily due to an increase in personnel costs of €0.5 million for additional administrative personnel to respond to increasing compliance requirements of operating as a publicly traded company, partly offset by a decrease in public relation costs of €0.1 million. Other general and administrative expenses increased by €0.2 million compared to the similar period of 2015. General and administrative expenses included non-cash share-based compensation of €0.8 million for the three months ended June 30, 2016, and €0.3 million for the three months ended June 30, 2015.

Finance Income and Finance Expenses

Finance income was €1.5 million for the three months ended June 30, 2016, compared to €5 thousand for the three months ended June 30, 2015. No finance expenses were recognized for the three months ended June 30, 2016, compared to €2.5 million in the same period of 2015. The increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended June 30, 2016, whereas we generated losses due to negative exchange rate fluctuations, primarily between U.S. Dollar and Euro in the similar period of 2015. During the three months ended June 30, 2016, the US Dollar strengthened against the Euro, and we recognized an unrealized exchange rate gain of €1.5 million on our cash position maintained in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the three months ended June 30, 2016 was a net tax credit of €0.1 million compared to a net tax credit of €0.3 million for the three months ended June 30, 2015. Taxes for the three months ended June 30, 2016 comprised an estimated tax credit of €0.2 million in the group of Danish companies partly offset by tax payments in our U.S. and German subsidiaries of €0.1 million. The net tax credit for the three months ended June 30, 2015 comprised an estimated tax credit for our Danish companies of €0.3 million reduced by a tax expense of €51 thousand attributable to our German and U.S. subsidiaries.

Comparison of the six months ended June 30, 2016 and 2015 (unaudited):

	Six Months Ended June 30,
	2016	2015
	(EUR’000)
Revenue	2,394	4,024
Research and development costs	(29,521)	(19,975)
General and administrative expenses	(5,577)	(4,549)

Operating profit / (loss)	(32,704)	(20,500)
Finance income	1,473	9,140
Finance expenses	(2,764)	(2,495)

Profit / (loss) before tax	(33,995)	(13,855)

Tax on profit / loss for the period	192	238

Net profit / (loss) for the period	(33,803)	(13,617)

Revenue

The following table summarizes our revenue for the six months ended June 30, 2016 and 2015 (unaudited):

	Six Months Ended June 30,
	2016	2015
	(EUR’000)
Revenue from the rendering of services	905	1,528
License income	1,489	2,496

Total revenue	2,394	4,024

Total revenue for the six months ended June 30, 2016 was €2.4 million, a decrease of €1.6 million, or 41%, compared to total revenue of €4.0 million for the six months ended June 30, 2015. This change was due to a decrease of €1.3 million in revenue from our collaboration with Genentech, primarily caused by an extension of the period over which the license income will be recognized, and a decrease of €0.3 million in revenue from our collaboration with Sanofi due to fewer services rendered by us.

As of June 30, 2016, we had deferred income of €1.6 million arising from our collaboration agreement with Genentech compared to €3.1 million as of December 31, 2015. This deferred income will be recognized as revenue as we and our collaboration partner progress our development projects.

Research and Development Costs

Research and development costs increased to €29.5 million for the six months ended June 30, 2016 from €20.0 million for the six months ended June 30, 2015. The increase of €9.5 million, or 48%, is primarily attributable to an increase of €4.4 million in external costs associated with our TransCon hGH manufacturing costs and preparation for our Phase 3 study, and continued development of the pen device we are developing to facilitate the administration of TransCon hGH by patients. External costs related to our TransCon Treprostinil project decreased by €1.3 million following completion of our Phase 1 study in April 2015, and costs to other projects increased by €1.1 million. Other research and development costs increased by approximately €5.4 million, primarily due to an increase in personnel costs of €4.6 million following from an increase in the number of employees in research and development functions, but also increases in other costs, including travel, facility and information technology related to the increase in employee headcount. Professional fees decreased by €0.2 million compared to the similar period of 2015. Research and development costs included non-cash share-based compensation of €2.0 million for the six months ended June 30, 2016 and €0.3 million for the six months ended June 30, 2015.

General and Administrative Expenses

General and administrative expenses were €5.6 million for the six months ended June 30, 2016, an increase of €1.1 million, or 23%, compared to general and administrative expenses of €4.5 million for the six months ended June 30, 2015. The increase is primarily due to an increase in personnel costs of €1.4 million for additional administrative personnel to respond to increasing compliance requirements of operating as a publicly traded company, partly offset by a decrease in professional fees of €0.4 million, as the professional fees in the six months ended June 30, 2015 were higher due to our IPO completed in February 2015. Other general and administrative expenses increased by €0.1 million compared to the similar period in 2015. General and administrative expenses included non-cash share-based compensation of €1.9 million for the six months ended June 30, 2016, and €0.7 million for the six months ended June 30, 2015.

Finance Income and Finance Expenses

Finance income was €1.5 million for the six months ended June 30, 2016, compared to €9.1 million for the six months ended June 30, 2015. Finance expenses were €2.8 million for the six months ended June 30, 2016, compared to €2.5 million in the same period of 2015. The significant decrease in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the six months ended June 30, 2015, whereas we generated net losses from exchange rate fluctuations in the six months ended June 30, 2016. During the six months ended June 30, 2016, the U.S. Dollar and the British Pound weakened against the Euro, and we recognized an unrealized exchange rate loss of €1.3 million on our cash positions maintained in U.S. Dollars and British Pounds. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the six months ended June 30, 2016 was a net tax credit of €0.2 million, in line with a net tax credit of €0.2 million for the six months ended June 30, 2015. Taxes for the six months ended June 30, 2016 comprised an estimated tax credit of €0.4 million in the group of Danish companies partly offset by tax payments in our U.S. and German subsidiaries of €0.2 million. The net tax income for the six months ended June 30, 2015 comprised an estimated tax credit of €0.3 million in the group of Danish companies reduced by tax expenses of €0.1 million attributable to our German and U.S. subsidiaries.

Liquidity and Capital Resources

As of June 30, 2016, we had cash and cash equivalents totaling €90.8 million compared to €119.6 million as of December 31, 2015. We have funded our operations primarily through (i) issuance prior to our IPO of preference shares and convertible debt securities, (ii) payments to us under our collaboration agreements and (iii) issuance of ADS in our IPO. On February 2, 2015, we completed an IPO which resulted in the listing of ADSs representing our ordinary shares. Gross proceeds from the IPO were $124.2 million, equivalent to €109.5 million at the date of closing. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of June 30, 2016 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Future Funding

Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited six month periods ended June 30, 2016 and 2015:

	Six Months Ended June 30,
	2016	2015
	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(27,668)	(21,054)
Cash flows from/(used in) investing activities	(410)	(592)
Cash flows from/(used in) financing activities	511	102,562

Net increase / (decrease) in cash and cash equivalents	(27,567)	80,916

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the six months ended June 30, 2016 was €27.7 million compared to €21.1 million for the six months ended June 30, 2015. The net loss for the six months ended June 30, 2016 of €33.8 million was adjusted by €5.3 million in non-cash expenses, primarily comprising share-based compensation and exchange rate adjustments. The net change in working capital contributed positively to cash flow by €0.8 million, primarily comprising a €1.7 million increase in trade payables and other payables, partly offset by a decrease in deferred income of €1.5 million. Trade receivables decreased by €0.7 million, but were offset by a €0.1 million increase in deposits, other receivables and prepayments. We paid income taxes of €27 thousand in the six months ended June 30, 2016.

Net cash used in operating activities for the six months ended June 30, 2015 was €21.1 million. The net loss for the six months ended June 30, 2015 was €13.6 million, which was adjusted by non-cash charges of €0.3 million for depreciation, €1.0 million for share-based compensation expenses, €6.6 million of net finance income, and €0.2 million of net tax income. The net cash outflow from change in working capital of €1.6 million primarily comprised a €2.5 million decrease in deferred income, partly offset by an increase in trade payables and other payables of €2.0 million, and a net increase in deposits, prepayments and receivables of €1.1 million. We paid income taxes of €0.1 million for the six months ended June 30, 2015.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2016 of €0.4 million were related to acquisition of equipment for use in our new offices in Denmark and in the US and in the laboratories of our German facility.

Cash flows used in investing activities for the six months ended June 30, 2015 of €0.6 million, were primarily related to acquisition of property, plant and equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the six months ended June 30, 2016 were related to warrant exercises in April and May 2016 in which we received €0.5 million.

Cash flows from financing activities for the six months ended June 30, 2015 of €102.6 million were related to our IPO completed in February 2015 in which we raised net proceeds of €101.4 million, and warrant exercises in May and June 2015 in which we received €1.2 million.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaboration with Genentech and our prior collaboration with United Therapeutics. Further, the proceeds from our series D financing in November 2014 and our IPO in February 2015 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves. We converted a portion of the proceeds from our IPO in U.S. Dollars to our functional currency, the Euro, in March 2015, reducing the amount held in U.S. Dollars, to better reflect the expected future cash outflow.

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biotechnology companies. This may lead to significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit-rating agencies.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring our cash forecasts, our actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of June 30, 2016 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this report.